Exhibit 12.1

AMERICAN VANGUARD CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended Sept. 30, 2004		Year Ended Dec. 31,
			2003		2002		2001		2000		1999
Earnings available to cover fixed charges:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments	14,091		16,182		11,278		9,023		7,185		5,223
Plus:
Fixed charges	961		370		610		1,344		1,643		1,656

EARNINGS AVAILABLE TO COVER FIXED CHARGES	15,052		16,552		11,888		10,367		8,828		6,879

Fixed charges:
Interest expensed (net of interest income)	1,008		683		948		1,344		1,643		1,656
Capitalized interest	(50)		(323)		(347)		0		0
Plus:
Amortized premiums, discounts and capitalized expenses related to indebtedness	3		10		9		0		0		0
Estimate of the interest within rental expenses	—	(a)	—	(a)	—	(a)	—	(a)	—	(a)	—	(a)
Preference security dividend requirements of consolidated subsidiaries	0		0		0		0		0		0

TOTAL FIXED CHARGES	961		370		610		1,344		1,643		1,656

RATIO OF EARNINGS TO FIXED CHARGES	15.66		44.74		19.49		7.71		5.37		4.15

(a)	Interest within rental expenses is deemed to be immaterial for purposes of calculating the ratio of earnings to fixed charges.